FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                February 6, 2004

                        Commission File Number 001-16625


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X    Form 40-F
                                  -------          ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes          No     X
                              --------    ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (Registration Nos. 333-104974, 333-106182, 333-107376,
333-108441-01, 333-109309 and 333-110904), as amended, and the Registration
Statement on Form F-4 (Registration Statement No. 333-108462), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762, 333-76938 and 333-109446) filed by Bunge Limited under the
Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

The following is a summary of the consolidated results of Bunge Limited for the fourth quarter of 2003 and the fiscal year ended December 31, 2003.


    >>  Financial Highlights

(In millions, except per share data and percentages)

-----------------------------------------------------------------------------------------------------
                            Fourth Quarter Ended                        Year Ended
                           -----------------------     Percent      -------------------       Percent
                           12/31/03       12/31/02     Change       12/31/03   12/31/02       Change
-----------------------------------------------------------------------------------------------------
Volumes (metric tons)          27.6           26.5          4%         107.0       85.8           25%

Net sales                    $6,358         $4,635         37%       $22,165    $13,882           60%

Net income                     $100            $97          3%          $411       $255           61%

Earnings per share(1)         $0.99          $0.97          2%         $4.07      $2.64           54%
-----------------------------------------------------------------------------------------------------

________________________
(1) All earnings per share numbers are earnings per common share, and reported on a fully diluted basis.

Bunge's results for the quarters and years ended December 31, 2003 and 2002 include certain charges and gains that may be of interest to investors. These items totaled $(66) million, or $(0.66) per share, and $57 million, or $0.56 per share, for the quarter and year ended December 31, 2003, respectively, and $(4) million, or ($0.04) per share and $(24) million, or $(0.25) per share for the quarter and year ended December 31, 2002, respectively. These charges and gains are detailed in the attached schedule titled "Additional Financial Information."


    >>   2003 Fourth Quarter Results

Agribusiness

Agribusiness benefited from good margins in both North and South America and international marketing. Risk management strategies and logistics and freight programs also performed well. Western European margins continued to suffer from lower capacity utilization and increased industrial expenses. Included in cost of goods sold for the quarter were $56 million of non-cash impairment charges on long-term operating assets in Bunge's Western European oilseed processing operations.


Fertilizer

Sales and gross profit in Bunge's fertilizer division improved primarily due to higher average selling prices as well as increases in sales volumes as farmers reacted to higher commodity prices by increasing their planted acreage. Higher international prices for fertilizer raw materials boosted local selling prices, as products are priced to import parity. Segment operating profit decreased primarily due to higher selling, general and administrative (SG&A) expenses attributable to the appreciation of the Brazilian real, increased transactional taxes and institutional advertising.


Edible Oil Products

For comparative purposes, the results of the edible oil segment are presented below, including the results of Lesieur, which was sold to our Saipol joint venture in July 2003, for the quarter ended December 31, 2002.

---------------------------------------------------------------------------------------------------------
                                                                  Fourth Quarter Ended
                                                ---------------------------------------------------------
                                                                       As Reported          Lesieur

        (In millions, except volumes)                12/31/03           12/31/02           12/31/02
---------------------------------------------------------------------------------------------------------
        Volumes (in thousands of metric tons)             996                796                172

        Net sales                                        $489               $570               $176

        Segment operating profit                          $13                 $3                 $2
---------------------------------------------------------------------------------------------------------

Edible oil results benefited from improvements in Bunge's Eastern European and North American edible oils businesses and its margarine and mayonnaise business in Brazil. Results in Eastern Europe were particularly strong in Hungary and Poland. Brazil's margarine and mayonnaise business benefited from higher sales prices and lower expenses. These improvements were partially offset by increases in raw material costs, primarily soybean oil.


Milling Products

On December 31, 2003, Bunge sold its U.S. bakery business for net proceeds of $82 million. The divesture resulted in an after-tax gain of $2 million. Results of the U.S. bakery business are included in discontinued operations for all periods presented.

Milling products results benefited from higher volumes and margins in Bunge's Brazilian wheat milling business due to increased marketing efforts, higher corn milling product sales to the U.S. government for its food aid program, the October 2003 acquisition of a corn mill and reductions in SG&A and interest expense.


Financial Costs

Interest expense declined 11% primarily due to lower average interest rates. Foreign exchange gains, incurred primarily on the net U.S. dollar denominated monetary liability position of Bunge's Brazilian subsidiaries, decreased to $16 million in the fourth quarter of 2003 from $64 million in the same period last year. The Brazilian real appreciated 1% in value against the U.S. dollar in the fourth quarter of 2003 as compared to a 10% appreciation in the same period last year.

Other

The $15 million of other income in the fourth quarter of 2003 was largely due to Bunge's share of earnings from Solae, Saipol and its joint ventures in Argentina.


Income Tax Expense

Bunge's effective tax rate for the fourth quarter of 2003 was 35%, compared to 0% in the fourth quarter of 2002. Income tax expense in the fourth quarter of 2003 includes a net charge of $23 million for the fiscal year due to a new income tax law in Argentina passed in the fourth quarter of 2003. In the fourth quarter of 2002, the company recorded no income tax as it benefited from the 2002 devaluation of the Brazilian real and a tax credit for a refund of prior year's taxes.


    >>   2003 Full-Year Results

Agribusiness results through the third quarter of 2003 lagged behind the prior year primarily because of weakness in North American and Western European oilseed processing margins and a return to more normalized margins in South America. These results and the pre-tax $56 million of non-cash impairment charges were offset in part by improved margins in the fourth quarter of 2003 and by effective risk management strategies, including ocean freight, and good trade structured finance results. Fertilizer benefited from increased sales volumes and better margins in all business lines due to higher selling prices. Food products improved primarily due to the inclusion of Cereol's operations, margin and efficiency improvements in Bunge's margarines and mayonnaise business in Brazil and efficiency improvements in North America.


Financial Costs

Interest income increased 44% primarily due to higher levels of invested cash and high real interest rates in Brazil. Interest expense increased 22% primarily due to the acquisition of Cereol, which was financed in part by borrowings. Foreign exchange gains, incurred primarily on the net U.S. dollar denominated monetary liability position of Bunge's Brazilian subsidiaries, increased to $92 million in 2003 from a loss of $179 million in 2002. The Brazilian real appreciated 22% in value against the U.S. dollar in 2003 as compared to a 34% devaluation in 2002.


Other

Other income and expense increased from 2002 primarily due to increases in Bunge's share of earnings from Saipol and its joint ventures in Argentina.

Income Tax Expense

Bunge's effective tax rate for 2003 was 28%. Excluding the tax-free gain on sale of Bunge's Brazilian ingredients business, the effective tax rate was 33%. The effective tax rate for 2002 was 22%. The primary causes of the increased effective tax rate in 2003 were the effect of a stronger Brazilian real, increased tax expense due to a new tax law in Argentina and reduced U.S. Foreign Sales Corporation tax benefits.


Total Debt

Total debt, which includes short-term debt, current maturities of long-term debt and long-term debt, at December 31, 2003, was $3,394 million compared to $3,403 million at December 31, 2002. Cash flow from operations was negatively affected by higher levels of operating working capital caused by the 40% rise in the price of soybeans since mid-2003. This effect is likely to reverse when prices return to historical averages. Bunge had $489 million in cash and cash equivalents and $13 million in marketable securities at December 31, 2003. At December 31, 2002, Bunge had $470 million in cash and cash equivalents and $12 million in marketable securities. In addition, Bunge had $1,868 million and $1,517 million of readily marketable inventories at December 31, 2003 and December 31, 2002, respectively. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.


Cautionary Statement Concerning Forward-Looking Statements

This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; agricultural, economic and political conditions in the primary markets where we operate;

and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this report are made only as of the date of this report, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Additional Financial Information

The following table provides a summary of certain charges and gains that may be of interest to investors. The table includes a description of these items and their effect on income tax expense, net income and earnings per share for the quarters and years ended December 31, 2003 and 2002.

-----------------------------------------------------------------------------------------------------------

(In millions, except per           Income Tax                           Earnings per Share -
share data)                          Expense         Net Income            Fully Diluted
------------------------        ----------------  ----------------      --------------------
                                 2003      2002    2003      2002        2003          2002
                                ------    ------  ------    ------      ------        ------
Fourth Quarter Ended
 December 31st:
  Impairment charges (1)         $ 16      $--     $(40)     $ (5)     $ (0.40)     $ (0.05)
  New Argentine tax law
     provision                    (23)      --      (23)       --        (0.23)          --
 (Loss) gain on discontinued
   operations, net of tax          --       --       (3)        1        (0.03)        0.01
                              --------------------------------------------------------------
Total Fourth Quarter             $ (7)     $--     $(66)     $ (4)     $ (0.66)     $ (0.04)

--------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------

(In millions, except per                Income Tax                                 Earnings per Share -
share data)                               Expense              Net Income             Fully Diluted
------------------------             ------------------     -----------------     ---------------------
                                      2003        2002       2003       2002       2003           2002
                                     ------      ------     ------     ------     ------         ------
Year Ended December 31:
  Impairment charges                 $  16       $ --       $ (40)     $  (5)     $ (0.40)     $ (0.05)
  Post retirement curtailment
    gains (2)                           (8)        --          16         --         0.16           --
  Gain on sale of soy
    ingredients business                --         --         111         --         1.10           --
  Additional month of Fosfertil         --         (2)         --          1           --         0.01
  New Argentine tax law
    provision                          (23)        --         (23)        --        (0.23)          --
  (Loss) gain on discontinued
    operations, net of tax              --         --          (7)         3        (0.07)        0.03
  Cumulative effect of change in
    accounting principles,
    net of tax                          --         --          --        (23)          --        (0.24)
                                  ---------------------------------------------------------------------
Total Fiscal Year                    $ (15)      $ (2)      $  57      $ (24)     $  0.56      $ (0.25)

-------------------------------------------------------------------------------------------------------

___________________
(1) Impairment charges in the fourth quarter of 2003 related to Western European oilseed processing operations and impairment charges in the fourth quarter of 2002 related to North American bottled oil operations.
(2) Post retirement curtailment gains of $2 million, relating to the discontinued operations of Bunge's bakery business, are recorded in the loss on discontinued operations.

CONSOLIDATED STATEMENTS OF INCOME (Note 1)
(In millions, except per share data and percentages)
(Unaudited)

                                                         Three Months Ended                        Year Ended
                                                             December 31,                          December 31,
                                                       ----------------------       Percent  -----------------------      Percent
                                                           2003        2002         Change       2003        2002         Change
                                                       ---------------------------------------------------------------------------
Net sales                                              $  6,358    $  4,635           37%    $ 22,165    $ 13,882           60%

Cost of goods sold                                       (5,964)     (4,301)          39%     (20,860)    (12,544)          66%
                                                       ---------   ---------                 ---------   ---------

Gross profit                                                394         334           18%       1,305       1,338           (2)%

Selling, general and administrative expenses               (199)       (218)          (9)%       (691)       (579)          19%
Gain on sale of soy ingredients business (Note 2)            --          --           --          111          --           --
Interest income                                              19          18            6%         102          71           44%
Interest expense                                            (41)        (46)         (11)%       (187)       (145)          29%
Interest expense on readily marketable inventories           (7)         (8)         (13)%        (28)        (31)         (10)%
Foreign exchange gains (losses)                              16          64                        92        (179)
Other income (expense)                                       15          (7)         314%          19           6          217%
                                                       ---------   ---------                 ---------   ---------

Income from continuing operations before
  income tax and minority interest                          197         137           44%         723         481           50%

Income tax expense                                          (68)         --                      (201)       (104)          93%
                                                       ---------   ---------                 ---------   ---------

Income from continuing operations before
minority interest                                           129         137           (6)%        522         377           38%

Minority interest                                           (26)        (41)         (37)%       (104)       (102)           2%
                                                       ---------   ---------                 ---------   ---------

Income from continuing operations                           103          96            7%         418         275           52%
Discontinued operations, net of tax (Note 3)                 (3)          1                        (7)         3
                                                       ---------   ---------                 ---------   ---------

Income before cumulative effect of change in
  accounting principles                                     100          97            3%         411         278           48%
Cumulative effect of a change in accounting
  principles, net of tax benefit                             --          --                        --         (23)
                                                       ---------   ---------                 ---------   ---------
Net income                                             $    100    $     97            3%    $    411    $    255           61%
                                                       =========   =========                 =========   =========
Earnings per common share - basic (Note 4):
Income from continuing operations                      $   1.03    $   0.97            6%    $   4.19    $   2.87           46%
Discontinued operations                                   (0.03)        .01                     (0.07)       0.03

Cumulative effect of change in accounting principles         --          --                        --       (0.24)
                                                       ---------   ---------                 ---------   ---------

Net income per share - basic                           $   1.00    $   0.98            2%    $   4.12    $   2.66           55%
                                                       =========   =========                 =========   =========

Earnings per common share - diluted (Note 4):
Income from continuing operations                      $   1.02    $   0.96            6%    $   4.14    $   2.85           45%
Discontinued operations                                   (0.03)        .01                     (0.07)       0.03
Cumulative effect of change in accounting principles         --          --                        --       (0.24)
                                                       ---------   ---------                 ---------   ---------
Net income per share - diluted                         $   0.99    $   0.97            2%    $   4.07    $   2.64           54%
                                                       =========   =========                 =========   =========

FOOTNOTES TO CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------
(Unaudited)

Note 1: Bunge has revised the presentation of certain captions in its consolidated statements of income. Interest income, interest expense and foreign exchange gains and losses and other income and expense, which were previously disclosed in notes to the consolidated financial statements, are now being disclosed on the face of the consolidated statements of income. In addition, interest income on advances to farmers, which was previously recorded in the interest income line included in the caption non-operating income (expense)-net in its consolidated statements of income, has been reclassified to gross profit to reflect the operational nature of this item. Prior year amounts have been restated to reflect this reclassification. Bunge has also changed the presentation of its segment information, for the allocation of interest income, interest expense and foreign exchange gains and losses to its operating segments.

Note 2: In May 2003, Bunge sold its Brazilian soy ingredients operations to The Solae Company (Solae) for $251 million in cash, net of expenses of approximately $5 million. Consequently, Bunge recognized a gain on sale of $111 million in the second quarter of 2003. Solae is a joint venture between Bunge and E.I. duPont de Nemours and Company.

Note 3: In December 2003, Bunge sold its North American bakery business to a third party. The proceeds from the sale were $82 million, net of expenses. The divestiture resulted in an after-tax gain to Bunge of $2 million. Accordingly, the operating results for the disposed division have been reported as discontinued operations for all periods presented. In connection with this transaction, Bunge changed the name of its "milling and baking products" segment to "milling products".

Note 4: Earnings per share are calculated on the basis of the following number of common shares outstanding:

                                            Three Months Ended                Year Ended
                                               December 31,                  December 31,
                                        --------------------------    --------------------------
                                            2003          2002           2003            2002
                                        ------------   -----------    -----------     ----------
   Weighted average number of common
     shares outstanding:
     Basic                               99,884,771     99,312,651     99,745,825     95,895,338
     Diluted                            101,061,744    100,420,627    100,875,602     96,649,129

CONSOLIDATED SEGMENT INFORMATION
(In millions, except volumes and percentages)  (Unaudited)

Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

                                                         Three Months Ended                        Year Ended
                                                             December 31,                          December 31,
                                                       ----------------------       Percent  -----------------------      Percent
                                                           2003        2002         Change       2003        2002         Change
                                                       ---------------------------------------------------------------------------
Volumes (in thousands of metric tons):
Agribusiness                                        22,538        22,046             2%        88,395        69,606         27%
Fertilizer                                           3,195         2,709            18%        11,538        10,708          8%

  Edible oil products                                  996           796            25%         3,447         1,946         77%
  Milling products                                     907           799            14%         3,468         3,303          5%
  Other (soy ingredients)                               --           133          (100)%          140           226        (38)%
                                                ----------     ---------                    ---------     ---------
  Food products total                                1,903         1,728            10%         7,055         5,475         29%
                                                ----------     ---------                    ---------     ---------
         Total                                      27,636        26,483             4%       106,988        85,789         25%
                                                ==========     =========                    =========     =========
Net sales
Agribusiness                                     $   5,076     $   3,501            45%     $  17,345     $  10,483         65%
Fertilizer                                             593           354            68%         1,954         1,384         41%
Edible oil products                                    489           570           (14)%        2,063         1,279         61%
Milling products                                       200           164            22%           751           628         20%
Other (soy ingredients)                                 --            46          (100)%           52           108        (52)%
                                                ----------     ---------                    ---------     ---------
Food products total                                    689           780           (12)%        2,866         2,015         42%
                                                ----------     ---------                    ---------     ---------
         Total                                   $   6,358     $   4,635            37%     $  22,165     $  13,882         60%
                                                ==========     =========                    =========     =========

Cost of goods sold:
Agribusiness                                     $  (4,860)    $  (3,360)           45%     $ (16,758)    $  (9,700)        73%
Fertilizer                                            (495)         (275)           80%        (1,581)       (1,091)        45%
  Edible oil products                                 (430)         (487)          (12)%       (1,817)       (1,128)        61%
  Milling products                                    (179)         (145)           23%          (670)         (551)        22%
  Other (soy ingredients)                               --           (34)         (100)%          (34)          (74)       (54)%
                                                ----------     ---------                    ---------     ---------
Food products total                                   (609)         (666)           (9)%       (2,521)       (1,753)        44%
                                                ----------     ---------                    ---------     ---------
         Total                                   $  (5,964)    $  (4,301)           39%     $ (20,860)    $ (12,544)        66%
                                                ==========     =========                    =========     =========

Gross profit:
Agribusiness                                     $     216     $     141            53%     $     587     $     783        (25)%
Fertilizer                                              98            79            24%           373           293         27%
  Edible oil products                                   59            83           (29)%          246           151         63%
  Milling products                                      21            19            11%            81            77          5%
  Other (soy ingredients)                               --            12          (100)%           18            34        (47)%
                                                ----------     ---------                    ---------     ---------
Food products total                                     80           114           (30)%          345           262         32%
                                                ----------     ---------                    ---------     ---------
         Total                                   $     394     $     334            18%     $   1,305     $   1,338         (2)%
                                                ==========     =========                    =========     =========

Selling, general and administrative expenses:
Agribusiness                                     $    (102)    $    (110)           (7)%    $    (348)    $    (284)        23%
Fertilizer                                             (43)          (17)          153%          (129)         (100)        29%
  Edible oil products                                  (43)          (73)          (41)%         (164)         (134)        22%
  Milling products                                     (11)          (13)          (15)%          (43)          (51)       (16)%
  Other (soy ingredients)                               --            (5)         (100)%           (7)          (10)       (30)%
                                                ----------     ---------                    ---------     ---------
Food products total                                    (54)          (91)          (41)%         (214)         (195)        10%
                                                ----------     ---------                    ---------     ---------
         Total                                   $    (199)    $    (218)           (9)%    $    (691)    $    (579)        19%
                                                ==========     =========                    =========     =========

Foreign exchange gain (loss):
Agribusiness                                     $       9     $      37                    $      89     $    (171)
Fertilizer                                               6            18                          (20)            9
  Edible oil products                                   --             2                           --             3
  Milling products                                      --            --                           --            --
  Other (soy ingredients)                               --            (1)                          (1)            3
                                                ----------     ---------                    ---------     ---------
Food products total                                     --             1                           (1)            6
                                                ----------     ---------                    ---------     ---------
         Total                                   $      15     $      56                    $      68     $    (156)
                                                ==========     =========                    =========     =========

                                                Three Months Ended                        Year Ended
                                                   December 31,                            December 31,
                                              -----------------------      Percent   -----------------------     Percent
                                                 2003         2002         Change       2003        2002         Change
                                              ------------------------------------------------------------------------------
Interest income:
Agribusiness                                    $   1        $   8          (88)%       $  32        $  22           45%
Fertilizer                                         14           10           40%           53           36           47%
  Edible oil products                               2            1          100%            6            1          500%
  Milling products                                 --            2         (100)%          --            2         (100)%
  Other (soy ingredients)                          --           --                         --           --
                                              -------       ------                     ------       ------
Food products total                                 2            3          (33)%           6            3          100%
                                              -------       ------                     ------       ------
         Total                                  $  17        $  21          (19)%       $  91        $  61           49%
                                              =======       ======                     ======       ======

Interest expense:
Agribusiness                                    $ (23)       $ (14)          64%        $ (86)       $ (67)          28%
Fertilizer                                         (7)         (10)         (30)%         (35)         (46)         (24)%
  Edible oil products                              (5)         (10)         (50)%         (24)         (15)          60%
  Milling products                                 (1)          (7)         (86)%          (8)         (10)         (20)%
  Other (soy ingredients)                          --           (2)        (100)%          (2)          (5)         (60)%
                                              -------       ------                     ------       ------
Food products total                                (6)         (19)         (68)%         (34)         (30)          13%
                                              -------       ------                     ------       ------
         Total                                  $ (36)       $ (43)         (16)%       $(155)       $(143)           8%
                                              =======       ======                     ======       ======

-----------------------------------------------------------------------------------------------------------------------------
Segment operating profit:
Agribusiness                                    $ 101        $  62           63%        $ 274        $ 283           (3)%
Fertilizer                                         68           80          (15)%         242          192           26%
  Edible oil products                              13            3          333%           64            6          967%
  Milling products                                  9            1          800%           30           18           67%
  Other (soy ingredients)                          --            4          100%            8           22          (64)%
                                              -------       ------                     ------       ------
Food products total                                22            8          175%          102           46          122%
                                              -------       ------                     ------       ------
-----------------------------------------------------------------------------------------------------------------------------

Income from continuing operations before
 income tax and minority interest:
   Segment operating profit                     $ 191        $ 150                      $ 618        $ 521
   Gain on sale of Ingredients business            --           --                        111           --
   Unallocated(1)                                   6          (13)         146%           (6)         (40)          85%
                                              -------       ------                     ------       ------

Income from continuing operations before
 income tax and minority interest               $ 197        $ 137           44%        $ 723        $ 481           50%
                                              =======       ======                     ======       ======

Depreciation, depletion and amortization:
Agribusiness                                    $  27        $  30          (10)%       $  91        $  75           21%
Fertilizer                                         16           11           45%           57           56            2%
  Edible oil products                               8            6           33%           23           18           28%
  Milling products                                  3            3           --            13            9           44%
  Other (soy ingredients)                          --            3         (100)%          --           10         (100)%
                                              -------       ------                     ------       ------
Food products total                                11           12           (8)%          36           37           (3)%
                                              -------       ------                     ------       ------
         Total                                  $  54        $  53            2%        $ 184        $ 168           10%
                                              =======       ======                     ======       ======

_____________________

1 Includes interest income, interest expense and foreign exchange gains and losses and other income and expenses not directly attributable to Bunge's operating segments.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)
(Unaudited)


                                                                December 31,       December 31,
                                                                    2003              2002
                                                            -----------------  ------------------
ASSETS
Cash and cash equivalents                                               $489                $470
Trade accounts receivable                                              1,495               1,168
Inventories                                                            2,867               2,407
Other current assets                                                   1,567               1,404
                                                            -----------------  ------------------
Total current assets                                                   6,418               5,449
                                                            -----------------  ------------------
Property, plant and equipment, net                                     1,882               1,980
Goodwill                                                                 148                 239
Investment in affiliates                                                 537                  52
Other non-current assets                                                 899                 629
                                                            -----------------  ------------------
Total assets                                                          $9,884              $8,349
                                                            =================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                                         $889              $1,250
Current portion of long-term debt                                        128                 249
Trade accounts payable                                                 1,678               1,271
Other current liabilities                                              1,242               1,024
                                                            -----------------  ------------------
Total current liabilities                                              3,937               3,794
                                                            -----------------  ------------------
Long-term debt                                                         2,377               1,904
Other non-current liabilities                                            639                 684
Minority interest in subsidiaries                                        554                 495
Shareholders' equity                                                   2,377               1,472
                                                            -----------------  ------------------
Total liabilities and shareholders' equity                            $9,884              $8,349
                                                            =================  ==================


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)


                                                                      Year Ended
                                                                     December 31,
                                                              ----------------------------
                                                                  2003           2002
                                                              -------------  -------------
OPERATING ACTIVITIES
Net income                                                            $411           $255
Adjustments to reconcile net income to cash
  (used for) provided by operating activities:
Minority interest                                                      104            102
Depreciation, depletion and amortization                               184            168
Gain on sale of soy ingredients business                             (111)              -
Other                                                                (124)            219
Changes in operating assets and liabilities, excluding the
effects of acquisitions                                              (448)          (616)
Ducros arbitration settlement                                         (57)              -
                                                              -------------  -------------
Cash flow (used for) provided by operating activities
                                                                      (41)            128

INVESTING ACTIVITIES
Payments made for capital expenditures                               (304)          (240)
Business acquisitions, net of cash acquired                          (196)          (856)
Proceeds from sale of assets held for sale                             532              -
Proceeds from disposal of property, plant and equipment                 28              9
Proceeds from sale of investment                                         -             16
                                                              -------------  -------------
Cash provided by (used for) investing activities                        60        (1,071)

FINANCING ACTIVITIES
Net change in short-term debt                                        (381)          (185)
Proceeds from long-term debt                                           851          1,937
Repayments of long-term debt                                         (529)          (706)
Proceeds from affiliate loans                                           41              -
Proceeds from receivable from former shareholder                        55             21
Proceeds from sale of common shares                                      7            293
Dividends paid to shareholders                                        (42)           (37)
Dividends paid to minority interest                                   (63)           (28)
                                                              -------------  -------------
Cash (used for) provided by financing activities                      (61)          1,295
Effect of exchange rate changes on cash and cash equivalents
                                                                        61           (81)
                                                              -------------  -------------

Net increase in cash and cash equivalents                               19            271
Cash and cash equivalents, beginning of period                         470            199
                                                              -------------  -------------
Cash and cash equivalents, end of period                              $489           $470
                                                              =============  =============


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           BUNGE LIMITED





Date: February 6, 2004                     By: /s/ William M. Wells
                                              ----------------------------------
                                              William M. Wells
                                              Chief Financial Officer